Exhibit 12

EQUITY RESIDENTIAL ERP OPERATING LIMITED PARTNERSHIP Computation of Ratio of Earnings to Combined Fixed Charges ($ in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Income (loss) from continuing operations	$488,573	$198,890	$657,101	$(168,174)	$160,298	$(72,941)	$(204,152)

Interest expense incurred, net	219,417	228,973	457,191	586,854	455,236	460,172	455,692
Amortization of deferred financing costs	5,127	5,926	11,088	22,197	21,295	16,616	9,412

Earnings before combined fixed charges and preferred distributions	713,117	433,789	1,125,380	440,877	636,829	403,847	260,952

Preferred Share/Preference Unit distributions	(1,724)	(2,072)	(4,145)	(4,145)	(10,355)	(13,865)	(14,368)
Premium on redemption of Preferred Shares/Preference Units	(2,789)	—	—	—	(5,152)	—	—

Earnings before combined fixed charges	$708,604	$431,717	$1,121,235	$436,732	$621,322	$389,982	$246,584

Interest expense incurred, net	$219,417	$228,973	$457,191	$586,854	$455,236	$460,172	$455,692
Amortization of deferred financing costs	5,127	5,926	11,088	22,197	21,295	16,616	9,412
Interest capitalized for real estate and unconsolidated entities under development	30,432	25,037	52,782	47,321	22,509	9,108	13,008
Amortization of deferred financing costs for real estate under development	—	—	—	152	—	—	2,768

Total combined fixed charges	254,976	259,936	521,061	656,524	499,040	485,896	480,880

Preferred Share/Preference Unit distributions	1,724	2,072	4,145	4,145	10,355	13,865	14,368
Premium on redemption of Preferred Shares/Preference Units	2,789	—	—	—	5,152	—	—

Total combined fixed charges and preferred distributions	$259,489	$262,008	$525,206	$660,669	$514,547	$499,761	$495,248

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	2.78	1.66	2.15	—	1.25	—	—

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	2.75	1.66	2.14	—	1.24	—	—

(1) For the years ended December 31, 2013, 2011 and 2010, the coverage deficiencies approximated $219.8 million, $95.9 million and $234.3 million, respectively. All 2013 and prior year ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares/Preference Units. The Company was in compliance with its unsecured public debt covenants for all periods presented.